

Mail Stop 7010

September 27, 2006

Via U.S. mail and facsimile

Mr. John F. Short
Chief Executive Officer
Opinion Research Corporation
600 College Road East, Suite 4100
Princeton, NJ 08540-6636

> **Re: Opinion Research Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 1, 2006**
> **File No. 001-14927**

Dear Mr. Short:

       We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

How Outstanding Options Will be Treated, page 3
Our Directors and Executive Officers Have Interests in the Transaction, page 4

1. Please clarify, here and elsewhere in your proxy statement where you discuss options, whether there is a difference in the treatment of options held by management versus options held by employees and others. In the disclosure on page 3, you say that all options, whether or not exercisable, will be canceled and cashed out at the effective time of the merger. On page 4 you say that management's options will "vest in full upon completion of the merger".

Cautionary Statement Concerning Forward-Looking Statements, page 9

2.   Please remove the statement in the last paragraph of this section that you have not verified certain information in your proxy statement. In this regard, please note that you are responsible for the entire content of the proxy statement and cannot include language that could be interpreted as a disclaimer.

Background of the Merger, page 15

3.   We note that ORC recently completed the repurchase of all interests in ORC owned by LLR. Please elaborate on the size or percentage of LLR's interest in ORC and the amount of consideration paid. These facts appear to be relevant to the disclosure regarding pending shareholder lawsuit as well.

4.   Disclosure regarding the retention of Janney at the July 28 meeting suggests that the company had prior experience with Janney. We assume this was in connection with the repurchase of LLR's interest in the company. Please clarify this here and under "Opinion of ORC's Financial Advisor".

Reasons for the Merger; Recommendation of Our Board of Directors, page 18

5.   We note that your board of directors believes that the factors listed on page 19 supported its determination to approve the merger. Rather than simply listing these factors, please explain how your board of directors analyzed each factor with respect to reaching a determination as to fairness.

6.   Disclosure under "Interests of ORC Directors and Executive Officers in the Merger" beginning on page 28 of the proxy statement says that the board was aware of and considered the conflicts of interest of members of the board and management that are described there. However, no mention is made that the board considered these matters or whether they favored or detracted from the advisability of the transaction in the section entitled "Reasons for the Merger; Recommendation of Our Board of Directors". Please revise.

Opinion of ORC's Financial Advisor, page 20

7.   We note the materials you have included in Appendix B that follow Janney's opinion. Please provide us with copies of any other information Janney provided to your board of directors in connection with the proposed transaction, including any additional "board books" and summaries of oral presentations.

8.   Please disclose whether Janney considered the price that the company paid to LLR in the 2005 transaction in connection with any of these analyses or

otherwise. If Janney excluded that transaction from its analyses, please disclose that and explain why.

9.   We note that Janney reviewed a draft merger agreement. Please tell us whether any material changes were made to the merger agreement subsequently.

10. We note the disclosure regarding the financial analyses performed by Janney. Please explain how an investor is supposed to analyze each of these analyses. In this regard, we note that there is no disclosure regarding how each analysis relates to the fairness determination.

Interests of ORC Directors and Executive Officers in the Merger, page 28

11. Please clarify that Mr. Short, who will receive substantial cash payments under his employment agreement and as a result of his ownership of unexercised stock options, is also a director of the company who approved the transaction.   This comment also applies to disclosure regarding Mr. Quirk.

Legal Proceedings, page 30

12. Please clarify the meaning of your statement that the board "considered the lawsuit a liability to ORC" and "did not attribute any value to the lawsuit in its determination to approve the merger agreement." Do you mean that the board did not give any consideration to the existence of the suit, or that it did not consider the potential dollar amount of ORC's liability when it approved the transaction?

Appraisal Rights, page 32

13. Please remove the statement in the first sentence of the first paragraph that this is not a "complete summary." A summary, by its nature, is not complete. This language suggests that you may not have outlined the material provisions of the appraisal rights. Please also comply with this comment in the second sentence of the first paragraph under the heading "Terms of the Merger Agreement" on page 35. In addition, please revise the first sentence of the third paragraph to clarify that this section summarizes the material provisions of Section 262.

Terms of the Merger Agreement, page 32

14. Please revise first, second and last sentences of the second paragraph to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws.

15. Please note that, notwithstanding your statements in the third, fourth, and fifth sentences of the second paragraph, you are responsible for considering whether additional disclosure may be required to make the statements included in your proxy statement not misleading.

Appendix B – Fairness Opinion

16. We note statements in the penultimate paragraph of this letter that the opinion is provided "solely for [the board's] use" and that your engagement "does not confer any rights upon any stockholder of the Company…" Please remove these disclaimers. Alternatively, you may add an explanation that clarifies:

   - The basis for Janney's belief that stockholders cannot rely on the opinion, including whether the Janney intends to assert the substance of the disclaimer as a defense to shareholder claims;

   - Whether the governing state law has addressed the availability of such a defense. If not, add a statement that the issue would have to be resolved by a court of competent jurisdiction;

   - That the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board under state law, or of the board and Janney under the federal securities laws.

   Please see section II.D.1. of the staff's Current Issues Outline dated November 14, 2000 for more information.

17. We note that the opinion is not to be used without Janney's prior written consent. Please revise to clarify that Janney has consented to inclusion of the opinion in this filing.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that your filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from your company acknowledging that:

- Your company is responsible for the adequacy and accuracy of the disclosure in your filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to your filing; and

- Your company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. David Gitlin
        Wolf, Block, Schorr and Solis-Cohen LLP
        1650 Arch Street
        Philadelphia, PA 19103